Exhibit 99.3

WARRANT PLAN 2017

CONDITIONS OF EXERCISE

Offer for a maximum of 520.000 Warrants

for the Beneficiaries of the Company’s Warrant Plan

Definitions

Beneficiaries	Certain employees, services providers, members of the Board of Directors and management members of the Company, such as identified by the Company’s Board of Directors;

Compensation Committee	The Company’s nomination and compensation committee, such as instituted by the Board of Directors;

Board of Directors	The Company’s Board of Directors;

Offer Date	The date of the written communication concerning the Offer to the Beneficiaries;

Warrant Holder	A person registered in the Company’s Warrant register as a holder of one or more Warrants;

Offer	The Warrant offer;

Exercise period	The exercise period during which the Warrant Holder can exercise the granted Warrants (as described in article 2.3) in the purpose of acquiring Company shares;

Warrant Plan	This Warrant plan implemented by the Company;

Company	Celyad SA;

Warrants	A maximum of 520,000 subscription rights offered free of charge to the Beneficiaries of the Offer;

1.	Issuance and allocation process of the Warrants

The conditions of the current Warrant Plan have been set up by the Board of Directors and approved by the general meeting of shareholders to be held on the 29 June 2017.

The Warrant Plan aims at formalizing the allocation and exercise conditions of the Warrants in accordance with the law of March 26, 1999.

The Board of Directors contemplates to issue Warrants destined to be allocated within the framework of the Warrant Plan through the authorized capital procedure, namely within the respect of provisions 583, 596 and 598 of the Company Code. The special report shall be established pursuant to provision 583 of the Company Code and was submitted, prior to any decision of issuance of the Warrants, to the FSMA for approval.

The Beneficiaries list shall be established by the Board of Directors upon proposal of the Compensation Committee.

2.	Information concerning the Warrant Offer

2.1.	Identification of the Beneficiaries of this Offer

The Offer is reserved to the Beneficiaries within the limits and in accordance with the allocation to be defined by the Company’s Board of Directors.

The following people can be seen as “Beneficiaries”:

•	any person having signed a permanent contract as an employee with the Company at the Offer Date;

•	any person providing products and services to the Company, as a self-employed person but on a regular basis or, when appropriate, via a management or services company; and

•	any Director, being executive or non-executive.

Every Beneficiary can be granted a certain number of Warrants in accordance with the allocation defined by the Board of Directors.

The participation to the Warrant Plan does not give any additional right to the employee with regards to labor law and, in particular, does not cause any additional restriction or condition to the right of the employer to put an end to the employment contract of one of his employees, in line with the applicable laws.

The Beneficiaries are invited to return the completed acceptance form to the Company, to the attention of Mr. Patrick Jeanmart, Chief Financial Officer, in such way as the Company may receive the acceptance form on the date which shall be communicated to them in the Offer at the latest. This Offer Date will be mentioned on the acceptance form that will be transmitted to each Beneficiary.

The acceptance form will specify whether the Beneficiary accepts the allocation of the granted Warrants or declines it. If said completed acceptance form is not received within the above mentioned time frame, the Beneficiary will be regarded as having DECLINED the allocation of the Warrants.

2.2.	Total number of Warrants

The total Offer concerns a maximum of 520,000 Warrants. Each Warrant shall entitle the Beneficiary to subscribe for one common share of the Company.

2.3.	Exercise period of the Warrants

The Warrants can be fully or partially exercised during the first month of each quarter starting January 1, 2021 and until the fifth anniversary of the issuance of the Warrants, for the employees and until the fifth anniversary of the issuance of the Warrants, for non-employees of the Company. Each Exercise period ends on the last working day of the month in question. These Exercise periods may be reduced by decision of the Board of Directors, however the exercise may not occur before the end of the third civil year following the Offer.

Notwithstanding the above, the Beneficiary shall have to comply, if need be, with the provisions related to the closed periods which could be applicable pursuant to, namely, the European Regulation n°596/2014 “Market Abuse” or to the “Dealing Code” of the Company.

Non- exercised Warrants at the end of the last Exercise period will become null and void.

In derogation of the preceding paragraphs, the Warrants can also be exercised for a fifteen days period starting from the announcement of the public bid by the FSMA in case of any public takeover bid of the Company’s shares.

2.4.	Issue price of the Warrants

The Warrants will be issued free of any cost and granted to the Beneficiaries. The Warrants are subject to the law of March 26, 1999 (insofar as the Beneficiary is subject to this law).

2.5.	Exercise price of the Warrants

The exercise price of the Warrants will be the lowest of the (i) average closing price of the share during a period of 30 days before the Offer Date and the (ii) last closing price before the Offer Date, it being understood that the exercise price of the Warrants granted to the Beneficiaries that are not part of the staff cannot be lower than the average price of the share during a period of 30 days before the day of the issuance.

2.6.	Mode of exercise of the Warrants

A Warrant that may be exercised will be considered as exercised once the Company has received the following:

(i)	a written notification in the form defined by the Company, stipulating that a Warrant or a number of Warrants is being exercised;

(ii)	full payment for the exercise price of the exercised Warrants in Euro, by wire transfer, the number of which will be provided to each Beneficiary by the Committee;

(i)	if the Warrants are exercised by a person or persons other than the Warrant Holder, proof of the right of that person or persons to exercise the Warrant;

and

(ii)	the declarations and documents the Board of Directors or the Chief executive officer of the Company deems necessary or desirable in order to respect the applicable legal and regulatory requirements and of which the Board of Directors or the Chief executive officer requires the presentation.

All the abovementioned must be in the possession of the Company at the latest on the last day of the Exercise period concerned.

2.7.	Characteristics of the shares issued after the exercise of the Warrants

2.7.1.	General characteristics

The new shares issued within a reasonable period after the end of a Warrant Exercise period will be of the same kind and will enjoy the same rights as the shares existing at the Offer Date (without prejudice to what is being specified in point 2.9 hereunder). In accordance to what is being stipulated in point 2.9, the shares issued following the exercise of the Warrants will be common shares, provided that there are different categories of shares.

2.7.2.	Enjoyment

With regards to the exercise of the Warrants, the shares issued will have the same enjoyment as the other shares of the Company (without prejudice to what is being specified in point 2.9 hereunder).

2.7.3.	Availability

The shares issued due to the exercise of the Warrants shall be available within a reasonable timeframe after the end of the Exercise period in registered or dematerialized form by way of registration on an account at the Beneficiary’s choice.

2.7.4.	Transferability

The shares issued due to the exercise of the Warrants shall be transferable and subject to the same legal and/or statutory provisions as the other shares of the Company, without prejudice to what is being mentioned in point 2.9.2 hereunder.

2.7.5.	Costs concerning the delivery of the shares

If the shares are delivered on a securities account, the subscribed shares will be delivered free of charge insofar as the account is being held at a financial institution in Belgium.

2.8.	Form and delivery of the Warrants – Non-transferability

A share register mentioning the specific designation of each Warrant Holder and the number of his/her Warrants will be kept at the Company’s headquarters.

The Warrants are non-transferable inter vivos.

2.9.	Changes to the Company’s capital structure and strategic partnership

2.9.1	By way of derogation from article 501 of the Company code, and without prejudice to the legally prescribed exceptions, the Company may pass all resolutions that it deems necessary in relation to its capital, its articles of association or its management. Such resolutions may include, amongst others, capital reduction, with or without reimbursement for the shareholders, a capital increase by way of incorporation of reserves whether or not with the issue of new shares, a capital increase in kind, a capital increase in cash with or without restriction or cancellation of the preferential subscription rights of the shareholders, the issuance of profit shares, convertible bonds, preferred shares, bonds cum warrants or conventional bonds or warrants, an amendment the provisions of the articles of associations with regards to the distribution of the profits or the (net) liquidation proceeds or other rights attached to the common shares, a splitting of shares, a payment of dividend in shares, the dissolution of the Company, a legal merger, a legal demerger or a contribution or transfer of a totality or a branch of activity whether or not combined with the exchange of shares. The Company may pass such resolutions even if these implied or may imply that the benefits for the Warrant Holder arising from the issuance and the Warrant exercise provisions or the law may be reduced unless such reduction is, in an obvious way, the sole objective of such a resolution.

However, in the event of a merger or demerger, the Board of Directors has an obligation of means to ensure that the Warrants outstanding at the date of these transactions are adjusted in accordance with the exchange ratio applied to the Company’s existing shares.

Moreover, in case of a capital reduction or any similar transaction resulting into a decrease of the Company’s equity as a result of a decision of the shareholders taken by the general assembly, the exercise price of the Warrants may be modified by decision of the Board of Directors notified to the Beneficiaries in order to compensate for the loss of value resulting from the equity decrease. The possible amendment will be applicable as soon as the Beneficiaries have been notified, without them having to formally accept it.

The number of shares corresponding to the Warrants will be adjusted to reflect and take into account any increase or decrease in the number of shares of the Company resulting from a demerger or regrouping, as the case may be.

2.9.2	If the Company were to increase its capital by way of a contribution in cash without suspension of the preferential rights before the final exercise date of the Warrants, the Warrant Holders will be able to exercise their Warrants immediately and to take part in the new issuance since this right belongs to the existing shareholders. In this case, the exercise and the payment of the exercise price shall, in accordance with the abovementioned point 2.6, take place at the latest three working days before the beginning of the subscription period concerning this increase of capital.

In the case of an anticipated exercise of the Warrants in these circumstances, the subscribed shares will remain registered and non-transferable. Upon expiration of the deadlines defined conforming the abovementioned point 2.3, these will become transferable for the quantities corresponding to the amount of Warrants that can be exercised on those deadlines and that may be converted into dematerialized shares.

In case of an event that should normally have made the Beneficiary lose his right to partially or totally exercise his/her Warrants and occurring during this period of non-transferability (see point 2.10 hereunder), the Company will have the right to redeem the shares resulting from the anticipated exercise of these Warrants at a price corresponding to the exercise price for said Warrants (provided that the legal dispositions for the redemption of the shares are met). In this case, this exercise and the payment of the exercise price shall, in accordance with the modalities defined in point 2.6 above, take place at the latest three working days before the beginning of the subscription period concerning the capital increase.

2.9.3	In the event of a “Strategic Partnership” with an important industrial actor, active in the life-science sector, and if the “Strategic Partnership” is qualified as such by the Board of Directors before the beginning of the Exercise period of the Warrants as defined in point 2.3, the Warrant Holders shall have the possibility to exercise those Warrants immediately during an additional exercise period, the duration of which shall be determined by the Board of Directors.

2.10.	End of labor agreement

2.10.1.	If the Warrant Holder loses his status of Beneficiary according to the abovementioned article 2.1 due to (i) dismissal or revocation (except for serious cause by the Beneficiary) (ii) voluntary termination or (iii) when no longer being part of the Company:

•	none of the Warrants granted can be exercised if he/she loses the status of Beneficiary before the first anniversary of the Offer Date;

•	the Warrants that have not yet been exercised remain in the possession of the Beneficiary and can be exercised according to point 2.3, at the following rate:

•	33% of the Warrants granted if he/she loses the status of Beneficiary before the second anniversary of the Offer Date;

•	66% of the Warrants granted if he/she loses the status of Beneficiary before the third anniversary of the Offer Date;

it being understood that the other Warrants cannot be exercised;

•	100% of the Warrants granted if he/she loses the status of Beneficiary after the third anniversary of the Offer Date.

The Warrants that cannot be exercised by the Beneficiaries will become by right null and void for them and will be automatically cancelled.

2.10.2.	If the Warrant Holder loses his/her status of Beneficiary according to point 2.1 because of a dismissal or revocation for serious cause (by the Warrant Holder), all the Warrants that have not been exercised on the day he/she loses his/her status of Beneficiary will by right become null and void for them and will be automatically cancelled.

2.10.3.	In case of decease of the Beneficiary, the rightful claimants will be able to exercise the Warrants at the moment and according to the arrangements defined in point 2.10.1 (mutatis mutandis).

2.10.4.	If the Beneficiary loses his/her status because of a legal retirement or end of career, the Warrants can be exercised at the moment and according to the arrangements defined by the issuance terms (see point 2.3).

2.10.5.	With regards to the people enjoying the status of Beneficiary because they are Director or provide products or services to the Company as a self-employed but on a regular basis (or, when appropriate, via a management or services company), the words “dismissal or revocation” and “voluntary termination” refer to the various hypotheses in which a contract for the delivery of these products or services is being terminated permanently either by the Company or by the Beneficiary or the management or services company. The words “serious cause” refer to the hypothesis in which this termination is based on a serious breach by the Beneficiary or the management or services company of their contractual obligations. An interruption of more than six months in the delivery of the products or the services is considered as a permanent termination.

2.11.	Labor contract suspension

In case the labor contract is suspended for more than six months in total, the consequences of said suspension on the rights related to the Warrants granted by the Company will be determined individually by the Company.

2.12.	Statutory regime

This Warrants Offer is governed by Belgian law. The courts and tribunals of the region where the headquarters are located shall have sole authority to resolve any dispute concerning this Offer, the issuance or the exercise of Warrants.